	Dynamic	Alert	Limited

45563 RPO Sunnyside				Phone: 604 202-6747
Surrey, BC V4A 9N3				Fax: (604) 536-8972
CANADA

November 7, 2006

Via Electronic Filing via Edgar Mr. John Reynolds - Assistant Director Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549 Dear Mr. Reynolds:

     This letter shall serve as the formal request of Dynamic Alert Limited that the effective date of the Registration Statement on Form SB-2 Amendment No. 10 filed with the Securities and Exchange Commission on October 30, 2006 be accelerated to be effective as of Thursday, November 9, 2006, at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

Dynamic Alert Limited hereby acknowledges that:

  Should the SEC or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the SEC from taking any action on the filing.
  The action of the SEC or the staff acting by delegated authority in declaring the registration statement effective does not relieve Dynamic Alert Limited from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.
  Dynamic Alert Limited may not assert the SEC’s comments and the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the SEC or any person under the United States’ federal securities laws.

     Dynamic Alert Limited advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

     This request is made on the basis that all requests and comments made by your office pertaining to the Registration Statement have been fully responded to and the appropriate revisions to the Registration Statement have been made and filed.

Sincerely,

/s/ Audrey Reich Audrey Reich – President and principal executive officer